

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 4561

March 18, 2009

By U.S. Mail and Facsimile to: (206) 757-7178

Joseph M. Schierhorn
Executive Vice President, Chief Financial Officer
Northrim BanCorp, Inc.
3111 C Street
Anchorage, AK 99503

> **Re:** **Northrim BanCorp, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed March 14, 2008**
> **File No. 000-33501**

Dear Mr. Schierhorn:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Jessica Livingston
Staff Attorney

cc: Sandra Gallagher-Alford
Davis Wright Tremaine LLP
(By facsimile)